Available: Brown (5 past exits | 19.6% Similar Sales Appreciation)

Hello Rebecca,

I noticed you don't currently have any holdings in Cecily Brown. At Masterworks, she's one of our community's favorite artists. (She's also the artist with the most exits to date!)

We've exited five works* by Cecily Brown over the years, distributing millions back to investors across those offerings. Check it out:



Masterworks 022
Annualized Net Return
27.3% 604 Days Held



Masterworks 028
Annualized Net Return
35.0% 686 Days Held



Masterworks 151
Annualized Net Return
77.3% 259 Days Held



Masterworks 119
Annualized Net Return
14.6% 496 Days Held



Masterworks 373
Total Net Return
19.0% 29 Days Held

Past performance is not indicative of future returns.

A few reasons I think you'll like her:

- Her Sharpe Ratio is 1.25, higher than the S&P (0.38) by more than 3x! ('00-'23)
- 2023 was a record sales year for her with $38M in auction turnover!
- She just wrapped a 2023 major mid-career survey at the Met and her work was held in almost every major museum's permanent collection in NYC.
- Among the five exits, the most notable was in July 2023. It brought investors a net annualized return of 77.3%.

Consider adding Brown to your portfolio here and view the offering circular below. (Also - there's a hidden cat figure in the piece. Can you find it?)

P.S. Saw you're in the tri-state area, if you're in the city you should stop by the Brooklyn Museum - Brown has a massive 9 x 25 foot painting in the lobby. It's breathtaking!

Thanks,

Anthony DeSimone

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here at sec.gov.

Masterworks is providing this communication to you as a user of its platform and as agent for its issuer entities. Content is not intended to provide legal, tax, or investment advice and is not a communication of Masterworks Advisers. Masterworks and Masterworks Advisers operate as separate legal entities and provide materially different services.

Masterworks has offered over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% (not inclusive of unsold works which may be lower).

*Previous exits are not included in set of similar sales to Masterworks Offering, which are paintings by Cecily Brown with the following criteria: Works created from 2000 to present, that measure from 20 inches by 20 inches to 50 inches by 50 inches, excluding overtly figurative works and Bend Sinister (2002), which sold on November 18, 2021, at Sotheby's Contemporary Art Evening Auction for $6,353,700 due to its subjectively higher quality. NOTE: all similar sales are on canvas/linen.

To date, Masterworks has successfully exited 5 offerings by Cecily Brown distributing back aggregate proceeds of $10.2mm to investors net of all fees. Aggregate proceeds represents the total liquidation proceeds distributed back to investors. This Metric is not considered a presentation of performance but rather a mathematical figure that displays a platform metric on size scale and operation of offerings on platform.

"Annualized net return" or "IRR" refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website at www.sec.gov.

Selected similar sales provide an estimate of the historical appreciation rate of the specific artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar works selected will include all works by the same artist believed to have features and characteristics that are similar to the subject artwork, which may include size, medium, color, composition elements, period of creation and other features. The applicable time period for which we calculate Selected Similar Sale Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date prior to the qualification of an applicable offering that the Masterworks public sale database has been updated. Although the artworks selected for inclusion in the set of similar works have similar characteristics to the subject artwork, each individual artwork is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that our estimate of the historical appreciation rate of an artwork is correct or predictive of future value.

"Sharpe Ratio" indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills, by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk.

Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the Securities and Exchange Commission ("SEC"). As such, no offer consideration can be solicited or accepted and any such offers may be withdrawn or revoked, without obligation, at any time before notice of SEC qualification. An indication of interest involves no obligation. You must read the offering documents filed with the SEC and Important Disclosures before investing.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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